August 15, 1997



                          PROMISSORY NOTE


      I, Donald J. Amoruso, for value received, promise to pay to Spectrum Information Technologies, Inc., a Delaware corporation (the "Company"), the principal amount of Nineteen thousand eighty three and 46/100 dollars ($19,083.46) at the time or times set forth below. Interest shall be payable on the principal amount at the rate of 6.23% per annum. The principal amount of this Promissory Note and accrued interest shall be fully due and payable within thirty (30) days of demand by the Company. The Promissory Note may be prepaid in whole or in part at any time at my election; provided, however that simultaneously with the sale of any shares of the Company owned by me and pledged to secure my obligation under this Promissory Note, the principal amount of this Promissory Note and accrued interest shall be due and payable to the extent of the net cash proceeds from such sale and such net cash proceeds shall be applied in full first to the repayment of the principal amount of this Promissory Note and then accrued interest. Payments pursuant to this Promissory Note shall be made in lawful money of the United States of America. This Promissory Note is non-transferable, except by operation of law. I promise to pay all costs and expenses, including reasonable attorneys' fees and disbursements, incurred by the Company in the enforcement of my obligations hereunder. This Promissory Note shall be governed by, and construed in accordance with, the laws of the State of New York. IN WITNESS WHEREOF, I have caused this Promissory Note to be duly executed, all as of the day and year first above written.


                               /s/ Donald J. Amoruso
                               --------------------------
                               By: Donald J. Amoruso